SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.2)*

Brocade Communications Systems, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

111621306
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

13,701,010

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

13,701,010

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,701,010

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

25,098,990

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

25,098,990

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,098,990

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

25,098,990

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

25,098,990

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,098,990

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $0.001 par value (the "Common Stock"), of Brocade Communications Systems, Inc. (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors Inc. ("EICA") (collectively, the "Reporting Persons") as of April 10, 2012 and amends and supplements the Schedule 13D filed on November 4, 2011, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.Source and Amount of Funds or Other Consideration.

Elliott Working Capital	$53,903,825
Elliott International Working Capital	$105,214,443

ITEM 4.Purpose of Transaction.

    Each of Elliott and Elliott International acquired the Common Stock beneficially owned by it in the ordinary course of its purchasing, selling and trading in securities. EICA has acted as investment manager to Elliott International in connection with Elliott International's acquisition of beneficial ownership of Common Stock.

    Depending upon market conditions and other factors that it may deem material, each of Elliott and Elliott International may purchase additional shares of Common Stock and/or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

    From time to time the Reporting Persons have expressed, and may express their views to management, the Board of Directors of the Issuer, other shareholders and/or third parties.  These views include thoughts or suggestions with respect to the Issuer's value and methods to enhance shareholder value, including thoughts regarding the Issuer's operating and financial performance, business plan and the execution of the business plan, the performance of the Issuer's employees and management, strategic matters, capital structure and other topics.

ITEM 5.Interest in Securities of the Issuer.

    (a) Elliott individually beneficially owns 13,701,010 shares of Common Stock, which constitute 3.0% of all of the outstanding shares of Common Stock.  Elliott owns its 13,701,010 shares of Common Stock through The Liverpool Limited Partnership ("Liverpool"), a Bermuda limited partnership, which is a wholly-owned subsidiary of Elliott.

    Elliott International and EICA beneficially own an aggregate of 25,098,990 shares of Common Stock, which constitute 5.5% of all of the outstanding shares of Common Stock.

    Collectively, Elliott, Elliott International and EICA beneficially own 38,800,000 shares of Common Stock constituting 8.4% of all of the outstanding shares of Common Stock.

    (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

    Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D (previously filed) and is expressly incorporated by reference herein.

    (c) The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto.

ITEM 7.	Material to be Filed as Exhibits.

    Exhibit A - Joint Filing Agreement (previously filed)

    Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  April 11, 2012

        ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:  /s/ Elliot Greenberg
                             Elliot Greenberg
                             Vice President

ELLIOTT INTERNATIONAL, L.P.
By:Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:  /s/ Elliot Greenberg
                             Elliot Greenberg
                             Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:  /s/ Elliot Greenberg
             Elliot Greenberg
             Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. (through The Liverpool Limited Partnership) during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. price ($) per Share (excl. commissions)
13-Feb-2012	Common	43,995	5.719100
21-Feb-2012	Common	43,750	5.504800
21-Feb-2012	Common	105,000	5.513300
21-Feb-2012	Common	8,750	5.539900
21-Feb-2012	Common	(29,079)	5.520000
21-Feb-2012	Common	(1,610)	5.520000
21-Feb-2012	Common	(1,208)	5.520000
29-Feb-2012	Common	(2,762)	5.923200
29-Feb-2012	Common	2,762	5.789900
05-Mar-2012	Common	17,500	5.660000
05-Mar-2012	Common	17,500	5.659800
06-Mar-2012	Common	87,500	5.480000
06-Mar-2012	Common	17,500	5.459900
06-Mar-2012	Common	13,472	5.442600
07-Mar-2012	Common	13,175	5.653900
08-Mar-2012	Common	17,500	5.619800
08-Mar-2012	Common	17,500	5.630000
08-Mar-2012	Common	22,400	5.630000
19-Mar-2012	Common	18,307	5.760000
20-Mar-2012	Common	35,000	5.669900
22-Mar-2012	Common	20,516	5.620000
22-Mar-2012	Common	33,565	5.647700
23-Mar-2012	Common	24,017	5.596900
23-Mar-2012	Common	35,000	5.589800
23-Mar-2012	Common	52,500	5.618900
23-Mar-2012	Common	47,194	5.613600
26-Mar-2012	Common	124,175	5.709800
26-Mar-2012	Common	350	5.726000
26-Mar-2012	Common	99,048	5.733100
26-Mar-2012	Common	36,248	5.757400
27-Mar-2012	Common	20,881	5.790600
28-Mar-2012	Common	20,671	5.750000
28-Mar-2012	Common	70,000	5.750000
29-Mar-2012	Common	52,500	5.734900
29-Mar-2012	Common	17,500	5.770000
29-Mar-2012	Common	52,775	5.849800
30-Mar-2012	Common	67,852	5.787900

02-Apr-2012	Common	132,903	5.734200
03-Apr-2012	Common	126,084	5.750300
04-Apr-2012	Common	52,500	5.621500
04-Apr-2012	Common	17,500	5.575100
04-Apr-2012	Common	52,491	5.570400
04-Apr-2012	Common	166,800	5.629700
05-Apr-2012	Common	281,261	5.563100
09-Apr-2012	Common	35,001	5.457800
09-Apr-2012	Common	18,646	5.498700
09-Apr-2012	Common	10,255	5.510000
09-Apr-2012	Common	35,001	5.558100
10-Apr-2012	Common	188,799	5.420800
10-Apr-2012	Common	35,000	5.492600
10-Apr-2012	Common	17,500	5.363300
10-Apr-2012	Common	9,800	5.370900

All of the above transactions were effected on the open market.

The following transactions were effected by Elliott International, L.P. during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. price ($) per Share (excl. commissions)
13-Feb-2012	Common	81,705	5.719100
21-Feb-2012	Common	81,250	5.504800
21-Feb-2012	Common	185,000	5.517100
21-Feb-2012	Common	16,250	5.539900
21-Feb-2012	Common	(54,003)	5.520000
21-Feb-2012	Common	(2,990)	5.520000
21-Feb-2012	Common	(2,242)	5.520000
29-Feb-2012	Common	(5,130)	5.923200
29-Feb-2012	Common	5,130	5.789900
05-Mar-2012	Common	32,500	5.660000
05-Mar-2012	Common	32,500	5.659800
06-Mar-2012	Common	162,500	5.480000
06-Mar-2012	Common	32,500	5.459900
06-Mar-2012	Common	25,018	5.442600
07-Mar-2012	Common	24,467	5.653900
08-Mar-2012	Common	32,500	5.619800
08-Mar-2012	Common	32,500	5.630000
08-Mar-2012	Common	41,600	5.630000
19-Mar-2012	Common	34,000	5.760000
20-Mar-2012	Common	65,000	5.669900
22-Mar-2012	Common	38,101	5.620000
22-Mar-2012	Common	62,335	5.647700

23-Mar-2012	Common	44,612	5.596900
23-Mar-2012	Common	65,000	5.589800
23-Mar-2012	Common	97,500	5.618900
23-Mar-2012	Common	87,645	5.613600
26-Mar-2012	Common	230,610	5.709800
26-Mar-2012	Common	650	5.726000
26-Mar-2012	Common	183,952	5.733100
26-Mar-2012	Common	67,318	5.757400
27-Mar-2012	Common	38,778	5.790600
28-Mar-2012	Common	38,241	5.750000
28-Mar-2012	Common	130,000	5.750000
29-Mar-2012	Common	97,500	5.734900
29-Mar-2012	Common	32,500	5.770000
29-Mar-2012	Common	98,011	5.849800
30-Mar-2012	Common	126,011	5.787900
02-Apr-2012	Common	246,820	5.734200
03-Apr-2012	Common	234,156	5.750300
04-Apr-2012	Common	97,500	5.621500
04-Apr-2012	Common	32,500	5.575100
04-Apr-2012	Common	97,509	5.570400
04-Apr-2012	Common	309,770	5.629700
05-Apr-2012	Common	522,343	5.563100
09-Apr-2012	Common	64,999	5.457800
09-Apr-2012	Common	34,627	5.498700
09-Apr-2012	Common	19,045	5.510000
09-Apr-2012	Common	64,999	5.558100
10-Apr-2012	Common	350,628	5.420800
10-Apr-2012	Common	65,000	5.492600
10-Apr-2012	Common	32,500	5.363300
10-Apr-2012	Common	18,200	5.370900

All of the above transactions were effected on the open market.